Yuengling’s Ice Cream Corp

8910 West 192nd Street, Suite N

Mokena, IL 60448

September 11, 2024

United States Securities and

Exchange Commission

Washington, DC 20549

Re:	Yuengling’s Ice Cream Corp

Form 10-K for the Fiscal Year Ended October 31, 2023

Filed February 15, 2024

Amendment No. 1 to Form 8-K Filed April 30, 2024

File No. 0-55398

Dear Sir or Madam:

This letter is in response to your comments dated June 12, 2024 regarding the above referenced SEC filings. Please see each of the comments below, followed by the Company’s replies.

Form 10-K for the Fiscal Year Ended October 31, 2023

General

Comment 1. We note your filings of Forms 8-K and NT-10-K on March 28, 2024 related to your change in fiscal year end to December 31. Please tell us when you plan to file the transition report required in Exchange Act Rule 13a-10 and the period the transition report will cover.

Response 1. The Company filed its 10-KT on September 11, 2024, covering the period of November 1, 2023 to December 31, 2023. The reason for the delay ReachOut Technology Corporation (“ReachOut”) prior to its acquisition by YCRM, was largely only active in regard to its acquisition of Innovative Design Networks (“IND”) on September 2, 2022. ReachOut subsequently acquired RedGear LLC (“RedGear”) on October 2, 2023, just prior to ReachOut’s acquisition by YCRM, adding to the comprehensiveness of the audit for the transition period.

Amendment No.1 to Form 8-K Filed April 30, 2024

Item 9.01 Financial Statements and Exhibits, page 2

Comment 2. Please tell us your consideration of filing the unaudited interim financial statements of ReachOut and RedGear LLC and pro forma financial information as of September 30, 2023 and for the nine months in the period ended September 30, 2023. Refer to Item 9.01 of Form 8-K and Rules 3-06, 8-04 and 8-05 of Regulation S-X.

Response 2. ReachOut, prior to its acquisition by YCRM, was largely only active in regard to its acquisition of Innovative Design Networks (“IND”) on September 2, 2022 until its acquisition of RedGear LLC (“RedGear”) on October 2, 2023, just prior to ReachOut’s acquisition by YCRM. Management believes that interim reports for the year ending December 31, 2022 for ReachOut and IND would not provide meaningful and accurate information for readers of the interim reports. Prior to June 2024, ReachOut did not have an experienced Chief Financial Officer (“CFO”) and there was only bookkeeping staff at IND and RedGear. The post-acquisition reviews by the CFO and a third-party consultant determined that there were inadequate controls related to recording revenues and expenses at IND and RedGear during calendar years 2023, 2022, and 2021. The former controller of ReachOut, with the assistance of the consultant, needed to focus on the annual audits of calendar 2023, 2022 and 2021 rather than correct the quarterly cut-offs.

Comment 3. Please tell us your consideration of providing the financial statements under Rule 8-04 of Regulation S-X related to your acquisition of RedGear LLC.

Response 3. The RedGear LLC acquisition was consummated on October 2, 2023. Preliminary due diligence led ReachOut management to hire a third-party accounting firm to ensure the revenues and expenses were properly recorded. It was determined that the primary accounting system was not updated on a timely basis for invoices prepared in a separate billing system, and costs were not matched against revenues. The third party accounting firm had to manually correct the primary accounting system with focus on correcting the year ended December 31, 2023. Subsequently, during the early stages of the 2023 audit by the independent accountant, it was determined that while the annual revenues and costs were valid they were largely recorded in the period from the RedGear acquisition date of October 2, 2023 to December 31, 2023. Management believes the costs and personnel power required were greater than any benefits that might be realized for creating accurate interim reports.

Sincerely,

/s/ Richard Jordan
Richard Jordan
Chief Executive Officer